FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2022

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 12TH, 2022

1.       DATE, TIME AND PLACE: December 12th, 2022, at 12:00 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was done pursuant to paragraphs first and second of article 14 of the Company’s Bylaws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Were present all of the members of the Board of Directors, namely, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves, Rafael Russowsky and Renan Bergmann

4.       AGENDA: (i) Analysis and recommendation of the Company's strategic planning for the years 2023 to 2025, as well as the annual budget for the year 2023; (ii) Analysis and recommendation regarding the proposed issue of shares within the scope of the Company's stock option program and the respective capital increase; (iii) Analysis and deliberation on the Strategic Sustainability Plan for 2023; (iv) Analysis and election of Members for the Advisory Committees of the Company's Board of Directors; (v) Analysis and validation of the Company's annual corporate governance self-assessment process; (vi) Analysis and deliberation on the calendar of corporate events for the year 2023; (vii) Analysis and deliberation on the sale of assets.

5.       RESOLUTIONS: Starting the work, Messrs. Counselors took the following resolutions, unanimously and without reservations:

5.1 Analysis and recommendation of the Company's strategic planning for the years 2023 to 2025, as well as the annual budget for the year 2023: The Members of the Board of Directors deliberated, unanimously and without reservations, the Company's Strategic Planning for the years from 2023 to 2025, as well as the annual budget for the year 2023;

5.2 Analysis and deliberation on the proposal of issuance of shares under the terms of the stock option plan of the Company and the respective capital increase: Messrs. members of the Board of Directors discussed (i) the Company’s Compensation in Stock Option Plan approved in the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Compensation Plan”) and (ii) The Company’s Stock Option Plan approved at the Special Shareholders’ Meeting held on May 9, 2014 and amended at the Annual and Special Shareholders’ Meeting held on April 24, 2015, at the Annual and Special Shareholders’ Meeting held on April 25, 2019 and at the Special Shareholders’ Meeting held on December 30, 2019 (“Stock Option Plan”, collectively with the Compensation Plan, the “Plans”) and resolved:

As a consequence of the exercise of options pertaining to Series B6 and B7 of the Compensation Plan, and to Series C6 and C7 of the Stock Option Plan, to approve, as recommended by the Financial Committee and observed the limit of the authorized capital of the Company, as provided by Article 6 of the Bylaws, the capital increase of the Company in the amount of R$ 254,204.43 (two hundred and fifty-four thousand, two hundred and four reais, and forty-three centavos), by issuance of 16,153 (sixteen thousand, one hundred and fifty-three) common shares, whereas:

(i)                  323 (three hundred and twenty-three) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 3.23 (three reais and twenty-three centavos), due to the exercise of options from Series B6;

(ii)                13,739 (thirteen thousand, seven hundred and thirty-nine) common shares, at the issuance rate of R$ 17.39 (seventeen reais and thirty-nine centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 238,921.21 (two hundred and thirty-eight thousand, nine hundred and twenty-one reais and twenty-one centavos), due to the exercise of options from Series C6;

(iii)              879 (eight hundred and seventy-nine) common shares, at the issuance rate of R$ 0.01 (one centavo) per share, fixed in accordance with the Compensation Plan, in the total amount of R$ 8.79 (eight reais and seventy-nine centavos), due to the exercise of options from Series B7; and

(iv)              1,212 (one thousand, two hundred and twelve) common shares, at the issuance rate of R$ 12.60 (twelve reais and sixty centavos) per share, fixed in accordance with the Stock Option Plan, in the total amount of R$ 15,271.20 (fifteen thousand, two hundred and seventy-one reais and twenty centavos), due to the exercise of options from Series C7.

According to the Company’s By-laws, such common shares hereby issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

Thus, the Company’s capital stock shall change from the current R$ 5,860,541,692.44 (five billion, eight hundred and sixty million, five hundred and forty one thousand, six hundred and ninety-two reais and forty-four centavos), to R$ 5,860,795,896.87 (five billion, eight hundred and sixty million, seven hundred and ninety-five thousand, eight hundred and ninety-six reais and eighty-seven centavos), fully subscribed and paid for, divided into 269,743,358 (two hundred and sixty-nine million, seven hundred and forty-three thousand, three hundred and fifty-eight) common shares with no par value.

5.3 Analysis and deliberation on the Strategic Sustainability Planning for 2023: The Members of the Board of Directors deliberated, unanimously and without reservations, the Strategic Sustainability Planning for 2023;

5.4 Analysis and election of Members for the Advisory Committees of the Company's Board of Directors: the proposal for the election of the members of the Advisory Committees of the Board of Directors was presented, and pursuant to the favorable recommendation of the Human Resources and Corporate Governance Committee, the members of the Board of Directors decided to elect, for a unified term of office, linked to the term of office of the Board of Directors, ending at the Annual General Meeting that approves the accounts for the fiscal year of 2023, the following members:

(i) Finance Committee: (a) Eleazar de Carvalho Filho - Chairman of the Committee; (b) Arnaud Daniel Charles Walter Joachim Strasser; (c) Herve Daudin; and (d) Renan Bergmann; (ii) Sustainability and Diversity Committee: (a) Luiz Augusto de Castro Neves – Chairman of the Committee; (b) Arnaud Daniel Charles Walter Joachim Strasser; (c) Marcelo Pimentel; (d) Helio Mattar; and (e) Rafael Russowsky; (iii) Human Resources and Corporate Governance Committee: (a) Christophe Hidalgo – Chairman; (b) Arnaud Daniel Charles Walter Joachim Strasser; (c) Rafael Russowsky; and (d) Luiz Augusto de Castro Neves; (iv) Audit Committee: (a) Eleazar de Carvalho Filho - Committee Coordinator; (b) Fernando Murcia; (c) Gisélia da Silva; (d) Renan Bergmann; and (e) Christophe Hidalgo; (v) Innovation and Digital Transformation Committee: (a) Christophe Hidalgo - Chairman of the Committee; (b) Cristina Palmaka; (c) Rafael Russowsky; and (d) Marcelo Pimentel.

5.5 Analysis and validation of the annual self-assessment process of the Company's corporate governance: The Members of the Board of Directors were informed about the submission of documentation for the annual self-assessment process of the Company's Corporate Governance;

5.6 Analysis and resolution on the calendar of corporate events for the year 2023: the Members of the Company's Board of Directors resolved, unanimously and without reservations, on the calendar of corporate events for the year 2023.

5.7 Analysis and deliberation on the sale of commercial points: The Members of the Board of Directors decided, unanimously and without reservations, for the sale of the following commercial points: (i) Extra Itaim gas station, located on the properties of Rua Leopoldo Couto de Magalhães Júnior, 356, in the City of São Paulo, State of São Paulo, subject to registration numbers 63,006 and 163,743, both of the 4th Property Registry Office of São Paulo/SP; and (ii) Brasília distribution center, located at lots 90, 140 and 190, block 05, Setor de Armazenagem e Abastecimento neighborhood, in the city of Brasília, Federal District, object of registration number 172.643 of the 2nd Real Estate Registry Office from Brasília/DF.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, December 12th, 2022. Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Aline Pacheco Pelucio. Members of the Board of Directors who were present: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Jean-Charles Henri Naouri, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves Rafael Russowsky and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

__________________________________ Aline Pacheco Pelucio Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 23, 2022	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Guillaume Marie Didier Gras
	Name:	Guillaume Marie Didier Gras
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.